

Overplay Games, Inc. (the "Company") a Delaware Corporation

Financial Statements (audited) and
Independent Auditor's Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Overplay Games, Inc.

We have audited the accompanying balance sheets of Overplay Games, Inc. as of December 31, 2023 and 2022, and the related statements of operations and comprehensive loss, stockholders' deficit, and statements of cashflows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Overplay Games, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 7, 2024
Vincenzo Mongio

OVERPLAY GAMES, INC.
BALANCE SHEETS (AUDITED)

	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash and Cash Equivalents	463,765	15,672
Prepaid Expenses	11,000	-
Total Current Assets	**474,765**	**15,672**
Non Current Assets:		
Software Development, Patent, and Domain Name, Net of Accumulated Amortization	362,213	36,625
Total Non Current Assets	**362,213**	**36,625**
Total Assets	**836,978**	**52,297**
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Current Liabilities:		
Accounts Payable	103,190	65,109
Total Current Liabilities	**103,190**	**65,109**
Non Current Liabilities:		
Future Equity Obligations (SAFE Notes), net of Offering Costs	4,617,417	2,337,000
Notes Payable - Related Party	81,000	170,000
Accrued Interest - Notes Payable	6,560	6,011
Total Non Current Liabilities	**4,704,977**	**2,513,011**
Total Liabilities	**4,808,167**	**2,578,120**
Stockholders' Equity (Deficit)		
Common Stock	498	488
Subscription Receivable	(2,438)	(2,438)
Additional Paid In Capital	18,816	18,816
Accumulated Deficit	(3,988,065)	(2,542,690)
Total Stockholders' Equity (Deficit)	**(3,971,189)**	**(2,525,824)**
Total Liabilities and Stockholders' Equity (Deficit)	**836,978**	**52,297**

OVERPLAY GAMES, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

	For the Years Ended	
	December 31, 2023	**December 31, 2022**
Revenues:		
	-	-
Total Revenues	**-**	**-**
Cost of Sales		
	-	-
Total Cost of Sales	**-**	**-**
Gross Profit	**-**	**-**
Operating Expenses:		
Advertising and Marketing	47,599	10,941
Legal and Professional	202,092	74,383
Selling, General and Administrative	358,142	337,006
Research and Development	832,022	1,305,606
Amortization - Domain Name	178	178
Total Operating Expenses	**1,440,033**	**1,728,114**
Other (Income) Expense:		
Interest Expense	5,342	3,134
Total Other (Income) Expense	**5,342**	**3,134**
Loss from Continuing Operations Before Income Taxes	**(1,445,375)**	**(1,731,248)**
Provision for Income Taxes	-	-
Net Loss	**(1,445,375)**	**(1,731,248)**

OVERPLAY GAMES, INC.
STATEMENTS OF CASHFLOWS (AUDITED)

	For the Years Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Loss	(1,445,375)	(1,731,248)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Amortization - Domain Name	178	178
Accrued Interest	549	3,134
Changes in operating assets and liabilities:		
Accounts Payable	38,082	58,524
Prepaid Expenses	(11,000)	-
Net Cash Flows provided by (used in) Operating Activities	**(1,417,567)**	**(1,669,412)**
INVESTING ACTIVITIES		
Software Development	(318,762)	-
Patent	(7,004)	(14,453)
Net Cash Flows provided by (used in) Investing Activities	**(325,766)**	**(14,453)**
FINANCING ACTIVITIES		
Issuance of Common Stock	10	-
Payments on Debt	(90,000)	-
Proceeds from Debt	1,000	95,000
Proceeds from Future Equity Obligations (SAFE Notes)	2,280,417	837,000
Net Cash Flows provided by (used in) Financing Activities	**2,191,427**	**932,000**
Net change in cash	**448,093**	**(751,865)**
Cash and Equivalents at the beginning of the year	15,672	767,537
Cash and Equivalents at the end of the year	**463,765**	**15,672**

OVERPLAY GAMES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Common Stock Shares		Stock Amount		Subscription Receivable Amount		Additional Paid-in Capital		Accumulated Deficit		Total Stockholders' Deficit
Balance on January 1, 2022	**9,544,406**	$	**488**	$	**(2,438)**	$	**18,816**	$	**(811,441)**	$	**(794,575)**
Issuance of Common Stock	-	$	-	$	-	$	-	$	-	$	-
Net Loss	-	$	-	$	-	$	-	$	(1,731,248)	$	(1,731,248)
Balance on December 31, 2022	**9,544,406**	$	**488**	$	**(2,438)**	$	**18,816**	$	**(2,542,689)**	$	**(2,525,824)**
Issuance of Common Stock	194,784	$	10	$	-	$	-	$	-	$	10
Net Loss	-	$	-	$	-	$	-	$	(1,445,375)	$	(1,445,375)
Balance on December 31, 2023	**9,739,190**	$	**498**	$	**(2,438)**	$	**18,816**	$	**(3,988,065)**	$	**(3,971,189)**

Overplay Games, Inc.
Notes to the Audited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Overplay Games, Inc. ("Company", "We", "Our") was formed in Delaware on August 2nd, 2017. The Company is a user-generated gaming platform where you use video, gameplay and AI-powered customization to make your own games in minutes and share them with the world. The Overplay app is currently in beta and available on iOS and Android devices. The Company's headquarters is in New York, New York.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

The Company's intangible assets consist of a patent and domain name. Both are recorded at cost less accumulated amortization and impairment losses on a systematic basis over their respective useful lives of 20 and 15 years; however, the patent has not been issued yet resulting in no amortization as of December 31, 2023. A summary of the intangible assets is provided below:

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/23
Patent	20	41,233	-	-	41,233
Domain Name	15	2,663	(445)	-	2,218
Grand Total	**-**	**43,895**	**(445)**	**-**	**43,450**

Capitalized External-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 985-20 ("ASC 985"), Software to be Sold, Leased, or Marketed in accounting for the cost of computer software developed for external-use and the accounting for web-based product development costs. ASC 985 requires companies to capitalize qualifying computer software costs only after technological feasibility is achieved at which point the software is considered a company asset and will be amortized on a straight-line basis over its estimated useful life. Until such feasibility is achieved, all development costs for software that is to be sold, leased, or otherwise marketed must be recorded as research and development expenses at the time they are incurred.

The Company's management has determined that technological feasibility was reached in October 2023, resulting in the capitalization of subsequently incurred software costs in the total amount of $318,762 as of December 31, 2023. Costs related to post implementation activities once the software is available for sale are expensed as incurred; however, the Company's platform has not been released to the general public as of December 31, 2023, resulting in no amortization expense. The external-use software will be amortized on a straight-line basis over its estimated useful life which will be determined by management once the software is fully developed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In March 2021, the Company adopted its Overplay Games, Inc. 2021 Stock Option and Grant Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 75,000 shares of Common Stock have been allocated towards this Plan to be awarded as Stock Options and Restricted Stock. In 2021, all 75,000 shares of Common Stock have been awarded in the form of Restricted Stock that have fully vested on the grant date.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Warrants – The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrant below does not have cash settlement provisions or down round protection; therefore, the Company classifies it as equity. No equity-based compensation expense has been incurred in 2023 and 2022.

In July 2022, the Company entered into an agreement with a capital advisor whereby the Company will issue a warrant to the advisor to purchase an undetermined number of shares of Common Stock in exchange for connecting the Company to prospective investors and facilitating future capital investment. The advisor will be able to purchase these shares at an exercise price equal to the then fair market value of Common Stock subject to the next 409A valuation performed by the Company. This warrant will be exercisable on each closing date of any future outside capital investment facilitated by the advisor. The number of shares exercisable will be determined by the following calculation: (x) the amount of outside investment multiplied by 10.00%, divided by (y) the then fair market value of the Company's Common Stock as shown in the next 409A valuation. In August 2022, the advisor introduced a third party that invested $100,000 giving rise to the advisor's ability to exercise a certain number of shares; however, because the Company has yet to perform a 409A valuation as of December 31, 2023 and 2022, the number of warrant shares that became exercisable cannot be determined.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Delaware. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In December 2018, the Company entered into an unsecured loan agreement with its Co-Founder and CEO for $10,000 with an interest rate of 3.00% and maturity upon demand. This loan had no monthly payment requirements and was fully repaid in 2023. The total ending balance of this loan, including principal and accrued interest, was $0 and $11,255 as of December 31, 2023 and 2022, respectively.

In December 2020, the Company entered into an unsecured loan agreement with its Co-Founder and CEO for $65,000 with an interest rate of 3.00% and maturity upon demand; however, this loan has no monthly payment requirements and will not be repaid in 2024. The total ending balance of this loan, including principal and accrued interest, was $71,027 and $68,959 as of December 31, 2023 and 2022, respectively.

In December 2022, the Company entered into an unsecured loan agreement with its Co-Founder and CEO for $47,000 with an interest rate of 3.00% and maturity upon demand; however, this loan has no monthly payment requirements and will not be repaid in 2024. Throughout December 2022, a total of $32,000 was repaid resulting in a total ending balance, including principal and accrued interest, of $15,505 and $15,798 as of December 31, 2023 and 2022, respectively.

In December 2022, the Company entered into an unsecured loan agreement with its Co-Founder and COO for $80,000 with an interest rate of 3.00% and maturity upon demand. This loan had no monthly payment requirements and was fully repaid in 2023. The total ending balance of this loan, including principal and accrued interest, was $0 and $80,000 as of December 31, 2023 and 2022, respectively.

In January 2023, the Company entered into an unsecured loan agreement with its Co-Founder and CEO for $26,000 with an interest rate of 3.00% and maturity upon demand; however, this loan has no monthly payment requirements and will not be repaid in 2024. The total ending balance of this loan, including principal and accrued interest, was $1,027 as of December 31, 2023 and was fully repaid in February 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) – From January 2021 through the period ending December 31, 2023, the Company entered into numerous SAFE agreements with third parties for total gross proceeds of $4,699,653, inclusive of the two (2) agreements further disclosed below. As of December 31, 2023, the Company incurred total offering costs of $82,236 in relation to these funds that have been raised. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to the SAFE Purchase Price divided by either (a) the price-per-share equal to the Valuation Cap divided by the Company Capitalization, (b) the lowest price-per-share sold during the equity financing event, or (c) the price-per-share sold during the equity financing event multiplied by a Discount Rate of 80-85%, whichever calculation results in the greatest number of shares per the applicable conversion options in the corresponding SAFE agreement. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) the SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share equal to the (x) Valuation Cap divided by (y) the Company Capitalization immediately prior to a liquidity event ("the Liquidity Price"). Furthermore, in the event the Company pays a dividend on any shares of Common Stock while these SAFE agreements are outstanding, the Company will pay the dividend amount to these SAFE Investors at the same time. The dividend amount shall be determined as the dividend that is paid per share of Common Stock multiplied by (x) the SAFE Purchase Price divided by (y) the Liquidity Price (treating the dividend date as a liquidity event solely for purposes of calculating such Liquidity Price). Lastly, each agreement was initially subject to a Valuation Cap ranging from $6.5 - $25M; however, in April and May 2023, six (6) SAFE agreements with a total principal balance of $280,000 had their Valuation Caps amended from $25M to $15M, resulting in Valuation Caps ranging from $6.5M - $15M for all outstanding SAFE agreements as of December 31, 2023, except for the two (2) further disclosed below.

In addition, in January 2021, the Company entered into one particular SAFE agreement with a third party for $150,000 bearing no maturity date nor interest. This agreement provides the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to 7.00% of the Company Capitalization following the first future equity financing of at least $1,000,000. Alternatively, the agreement provides the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to either (i) the SAFE Purchase Price, or (ii) the amount payable on the number of shares of Common Stock equal to 7.00% of the Company Capitalization following the liquidity event. Similarly to the SAFE agreements disclosed above, in the event the Company pays or declares any dividend or other distribution on any equity securities, the investor shall be entitled to an equivalent dividend or distribution in an amount equal to such amount the investor would be entitled to receive had this SAFE converted to the corresponding class and series of shares pursuant to either the equity financing or liquidity event. Lastly, this agreement is not subject to any Discount Rate or Valuation Cap.

Furthermore, in December 2023, the Company entered into one particular SAFE agreement with a third party for $50,000 bearing no interest rate; however, it contains a maturity date in December 2026. This agreement provides the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to 1.00% of the Company Capitalization. Alternatively, the agreement provides the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) two times (2x) the SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to 1.00% of the Company Capitalization. If there has not been a qualified equity financing or liquidity event prior to the maturity date in December 2026, then at the option of the investor, this SAFE agreement will automatically convert into a number of shares of the most senior class of the Company's Preferred Stock equal to 1.00% of the Company Capitalization. Lastly, this agreement is not subject to any Discount Rate or Valuation Cap.

Please see "Note 3" regarding loans from the Company's Co-Founder and CEO / COO.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2023				For the Year Ended December 2022			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
SAFE Notes	4,617,417	N/A	N/A	-	4,617,417	4,617,417	-	-	2,337,000	2,337,000	-
Notes Payable	81,000	3.00%	On Demand	-	81,000	81,000	6,560	-	170,000	170,000	6,011
Total				**-**	**4,698,417**	**4,698,417**	**6,560**	**-**	**2,507,000**	**2,507,000**	**6,011**

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	-
2025	81,000
2026	-
2027	-
2028	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. A total of 9,739,190 and 9,544,406 shares were issued and outstanding as of December 31, 2023 and 2022, respectively.

Voting: Common Stockholders are entitled to one vote per share.

Dividends: Common Stockholders are entitled to receive dividends when and if declared by the Board of Directors.

Subscription Receivable – In March 2021, the Company issued a total of 4,875,000 shares of Common Stock to its founders at a purchase price of $0.0005 per share. The Company has yet to receive payment for these shares resulting in a total Subscription Receivable of $2,438 as of December 31, 2023 and 2022. Furthermore, these shares are subject to a Repurchase Option, as disclosed below, and were the only nonvested shares as of December 31, 2023.

Repurchase Option - Certain shares of Common Stock that have been issued since 2017 were subject to a Repurchase Option that vested at the following rate: 1/4th on the one-year anniversary of the commencement or grant date, followed by 36 equal monthly installments of those shares remaining until fully vested. A summary is provided below of the shares that were released from the Company's Purchase Option as of December 31, 2023 and 2022:

The following is an analysis of certain shares of the Company's Common Stock that have been issued and are subject to a Repurchase Option:

	Nonvested Shares
Nonvested shares, January 1, 2022	4,234,375
Issued	-
Vested	(1,828,125)
Repurchased	-
Nonvested shares, December 31, 2022	2,406,250
Issued	-
Vested	(1,265,625)
Repurchased	-
Nonvested shares, December 31, 2023	1,140,625

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 7, 2024, the date these financial statements were available to be issued.

In December 2023 and February 2024, the Company entered into two additional SAFE agreements for a total principal balance of $20,000; however, the proceeds from the December note were received in January 2024. These agreements carry the same terms as those disclosed above, as applicable. For the purposes of determining the conversion amount or the portion of potential proceeds, these SAFE agreements are subject to a Discount Rate of 85% and a Valuation Cap of $15M (please see "Note 5" for further information).

In February 2024, the related party loan with an initial principal balance of $26,000 was fully repaid (please see "Note 3" for further information).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.